UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    741929103
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]**. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 84 Pages
                             Exhibit Index: Page 32

-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                              0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          652,050
    Each
  Reporting           9      Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    652,050

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    652,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             3.63%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                           0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          652,050
   Each
  Reporting           9      Sole Dispositive Power
   Person                             0
    With
                      10     Shared Dispositive Power
                                    652,050

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    652,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             3.63%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                              0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          652,050
    Each
  Reporting           9      Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    652,050

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    652,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             3.63%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                             0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          652,050
    Each
  Reporting           9      Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    652,050

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    652,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.63%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                              0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,043,280
    Each
  Reporting           9       Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    1,043,280

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,043,280

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.78%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                             0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          652,050
    Each
  Reporting           9       Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    652,050

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    652,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]
13      Percent of Class Represented By Amount in Row (11)

                             3.63%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C PHOENIX HOLDINGS, L.L.C.

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                        391,230
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                          391,230
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    391,230

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.19%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                              0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          391,230
    Each
  Reporting           9       Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    391,230

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    391,230

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.19%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                              0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          391,230
    Each
  Reporting           9       Sole Dispositive Power
   Person                               0
    With
                      10     Shared Dispositive Power
                                    391,230

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    391,230

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.19%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                         179,313
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           179,313
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    179,313

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             1.01%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                         81,506
   Shares
Beneficially          8      Shared Voting Power
  Owned By                         0
    Each
  Reporting           9      Sole Dispositive Power
   Person                          81,506
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    81,506

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             0.46%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                         260,819
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                          260,819
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    260,819

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             1.46%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 14 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2              Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                         260,819
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                          260,819
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    260,819

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             1.46%

14      Type of Reporting Person*

               CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 15 of 84 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE (in the capacities described herein)


2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                         260,819
   Shares
Beneficially          8      Shared Voting Power
  Owned By                         1,043,280
    Each
  Reporting           9      Sole Dispositive Power
   Person                          260,819
    With
                      10     Shared Dispositive Power
                                    1,043,280qi

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,304,099

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             7.20%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 16 of 84 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Primus Telecommunications Group, Incorporated (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over the Shares held for the account of Quantum Industrial Partners ("QIP") to SFM LLC. As a result of this contract, SFM LLC and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), in his capacity as Lead Portfolio Manager of SFM LLC, may be deemed to have acquired beneficial ownership of more than 5% of the outstanding Shares.


ITEM 1.        SECURITY AND ISSUER.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 8180 Greensboro Drive, Suite 1100, McLean, VA 22102.

ITEM 2.        IDENTITY AND BACKGROUND.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        i)     QIP;

        ii)    QIH Management Investor, L.P. ("QIHMI");

        iii)   QIH Management, Inc. ("QIH Management");

        iv)    SFM LLC;

        v)     Mr. George Soros ("Mr. Soros");

        vi)    Mr. Druckenmiller;

        vii)   S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

        viii)  Winston Partners, L.P. ("Winston L.P.");

        ix)    Chatterjee Fund Management, L.P. ("CFM");

        x)     Winston Partners II LDC ("Winston LDC");

        xi)    Winston Partners II LLC ("Winston LLC");

        xii)   Chatterjee Advisors LLC ("Chatterjee Advisors");

        xiii)  Chatterjee Management Company ("Chatterjee Management"); and

        xiv)   Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 17 of 84 Pages

                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), each of QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may be deemed the beneficial owner of securities (including the Shares) held for the account of QIP.

               Mr. Soros (who is more fully described below) is the sole stockholder and person ultimately in control of QIH Management.

               During the past five years, none of QIP, QIHMI, QIH Management and, to the best knowledge of the Reporting Persons, any person identified in Annex A hereto has been (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of Soros Fund Management, a sole proprietorship owned by Mr. Soros, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI(the "QIP Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd

                                                             Page 18 of 84 Pages


Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients, including QIP. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients, including QIP. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

               During the past five years, none of SFM LLC, Mr. Soros, Mr. Druckenmiller and, to the best knowledge of the Reporting Persons, any person identified in Annex B hereto has been (a) convicted in a criminal proceeding; or
(b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Phoenix Holdings
----------------

               Phoenix Holdings is a Delaware limited liability company with its principal place of business at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of Phoenix Holdings is investing in securities. Mr. Soros and Winston L.P. are the managing members of Phoenix Holdings with respect to its investment in the Shares, and as a result of their ability to exercise investment discretion over the Shares held for the account of Phoenix Holdings, each may be deemed a beneficial owner of the Shares pursuant to regulations promulgated under Section 13(d) of the Act.

                                                             Page 19 of 84 Pages

               Phoenix Holdings has not, during the past five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management
--------------------------------------------------------------------------------

               Winston L.P. is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. The principal business of CFM is to serve as the sole general partner of Winston L.P. The principal office of Winston L.P. and CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, CFM, as the sole general partner of Winston L.P., may be deemed a beneficial owner of securities, including the Shares, held for the account by Winston L.P.

               Winston LDC is a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Winston LDC was organized as the operating unit of Winston Partners II Offshore Ltd., an open-end investment company incorporated in the British Virgin Islands (the "Winston Offshore"). Winston Offshore invests all of its assets in Winston LDC, and is the largest shareholder in Winston LDC. Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston LDC. The principal business of Winston LDC is investing in securities.

               Winston LLC is a limited liability company formed under the laws of the State of Delaware with its principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston LLC. The principal business of Winston LLC is investing in securities.

               Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. The principal office of Chatterjee Advisors is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. As such, Chatterjee Management has full discretion and authority to make investments in securities (including the Shares) on behalf of each of Winston LDC and Winston LLC. The principal office of Chatterjee Management is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

                                                             Page 20 of 84 Pages

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

               During the past five years, none of Winston L.P., CFM, Winston LDC, Winston Offshore, Winston LLC, Chatterjee Advisors, Chatterjee Fund Investors LDC, and Chatterjee Management has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Dr. Chatterjee
--------------

               The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, Dr. Chatterjee may be deemed (i) a beneficial owner of Shares held for the account of QIP (by virtue of his position as a sub-investment advisor to QIP with respect to the Shares), and (ii) the beneficial owner of securities (including the Shares) held for the account of Winston L.P. (as the sole general partner of CFM and the person ultimately in control of Winston L.P.), Winston II LDC (as manager and the person ultimately in control of Chatterjee Advisors and Chatterjee Management) and Winston II LLC (as manager and the person ultimately in control of Chatterjee Advisors and Chatterjee Management).

               On January 13, 1993, the Securities and Exchange  Commission (the
"Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

                                                             Page 21 of 84 Pages


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               None of the Reporting Persons has expended any funds or other consideration within the last 60 days prior to the date hereof to purchase the Shares held for the accounts of the Reporting Persons.

               The Shares held for the accounts of certain of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.        PURPOSE OF TRANSACTION.

               All of the Shares reported herein as having been acquired for the accounts of certain of the Reporting Persons were acquired for investment purposes. Neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM Clients, market conditions or other factors.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) (i)  Each  of QIP,  QIHMI,  QIH  Management,  SFM LLC and Mr.
Druckenmiller may be deemed the beneficial owner of the 652,050 Shares (approximately 3.63% of the total number of Shares outstanding assuming the exercise of all currently exercisable warrants held for the account of QIP). This number consists of (A) 483,000 Shares held for the account of QIP and (B) 169,050 Shares issuable upon exercise of the 169,050 currently exercisable warrants held for the account of QIP.

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,043,280 Shares (approximately 5.78% of the outstanding Shares assuming the exercise of all currently exercisable warrants held for the account of Phoenix Holdings and QIP). This number consists of (A) 289,800 Shares held for the account of Phoenix Holdings (B) 101,430 Shares issuable upon the exercise of 101,430 currently exercisable warrants held for the account of Phoenix Holdings,
(C) the 483,000 Shares held for the account of QIP, and (D) the 169,050 Shares issuable upon the exercise of the 169,050 currently exercisable warrants held for the account of QIP.

                                                             Page 22 of 84 Pages

                    (iii) Phoenix Holdings may be deemed the beneficial owner of 391,230 Shares (approximately 2.19% of the total number of shares outstanding assuming the exercise of all currently exercisable warrants held for the account of Phoenix Holdings). This number consists of (A) 289,800 Shares held for its account and (B) the 101,430 Shares issuable upon exercise of the 101,430 currently exercisable warrants for its account.

                    (iv) Winston L.P. and CFM may be deemed the beneficial owner of 391,230 Shares (approximately 2.19% of the total number of Shares outstanding assuming the exercise of all currently exercisable warrants held for the account of Phoenix Holdings). This number consists of (A) 289,800 Shares held for the account of Phoenix Holdings and (B) 101,430 Shares issuable upon exercise of the 101,430 currently exercisable warrants held for the account of Phoenix Holdings.

                    (v) Winston LDC may be deemed the beneficial owner of the 179,313 Shares (approximately 1.01% of the total number of Shares outstanding assuming exercise of all of the warrants held for its account). This number consists of (A) 132,824 Shares held for its account, and (B) 46,489 Shares issuable upon exercise of the 46,489 currently exercisable warrants held for its account.

               (vi) Winston LLC may be deemed the beneficial owner of the 81,506 Shares (approximately .46% of the total number of Shares outstanding assuming exercise of all of the currently exercisable warrants held for its account). This number consists of (A) 60,375 Shares held for its account and (B) 21,131 Shares issuable upon exercise of the 21,131 currently exercisable warrants held for its account.

               (vii) Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 260,819 Shares (approximately 1.46% of the total number of Shares outstanding assuming the exercise of all the currently exercisable warrants held for the accounts of Winston LDC and Winston LLC). This number consists of (A) 179,313 Shares which Winston LDC may be deemed to own beneficially and (B) 81,506 Shares which Winston LLC may be deemed to own beneficially.

                    (viii) Dr. Chatterjee may be deemed the beneficial owner of 1,304,099 Shares (approximately 7.20% of the total number of Shares outstanding assuming exercise of all currently exercisable warrants held for the accounts of QIP, Phoenix Holdings, Winston LDC and Winston LLC). This number consists of (A) 260,819 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially, (B) 391,230 Shares which CFM and Winston L.P. may be deemed to own beneficially and (C) 652,050 Shares which QIP may be deemed to own beneficially.

               (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as

                                                             Page 23 of 84 Pages

a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 652,050 Shares held for the account of QIP (assuming exercise of all currently exercisable warrants held for the account of QIP).

                    (ii) Phoenix Holdings may be deemed to have the sole power to vote and dispose of the 391,230 Shares held for its account (assuming exercise of all the warrants held for the account of Phoenix Holdings). Mr. Soros and Winston L.P. (in their capacity as managing members of Phoenix
Holdings) may be deemed to have shared power to direct the voting and disposition of such Shares. CFM (in its capacity as sole general partner of Winston L.P.) and Dr. Chatterjee (in its capacity as sole general partner of
CFM) may be deemed to have the shared power to direct the voting and disposition of such Shares.

                    (iii) Each of Winston LDC, Chatterjee Advisors (in its capacity as manager of Winston LDC), Chatterjee Management (in its capacity as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 179,313 Shares held for the account of Winston LDC (assuming exercise of all currently exercisable warrants held for the account of Winston LDC).

                    (iv) Each of Winston LLC, Chatterjee Advisors (in its capacity as manager of Winston LLC), Chatterjee Management (in its capacity as investment advisor to Winston LLC) and Dr. Chatterjee (in its capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 81,506 Shares held for the account of Winston LLC (assuming exercise of all the warrants held for the account of Winston LLC).

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

                                                             Page 24 of 84 Pages

                    (iii) The shareholders of Winston LDC, including Winston Offshore, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston LLC in accordance with their ownership interests in Winston LLC.

                    (v) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of securities, including the Shares, held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               (e) Not applicable.

                    Each of QIP, Phoenix Holdings, Winston LLC and Winston LDC also have the right, pursuant to Common Stock Purchase Warrants, forms of which are attached hereto as Exhibits J, K, L and M, on and after July 31, 1997, to acquire additional Shares, in the amounts and on the terms set forth in such Common Stock Purchase Warrants.

                    Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Phoenix Holdings and QIP. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares not held for its account. Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares not held directly for the account of Winston L.P. Phoenix Holdings expressly disclaims beneficial ownership of any Shares not held directly for its account.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

               In connection with its acquisition of Shares, certain of the Reporting Persons entered into (i) a Securities Purchase Agreement dated July 31, 1996 attached hereto as Exhibit G and incorporated herein by reference, (ii)

                                                             Page 25 of 84 Pages


a Securityholders' Agreement dated July 31, 1996 attached hereto as Exhibit H and incorporated herein by reference and (iii) a Registration Rights Agreement dated July 31, 1996 attached hereto as Exhibit I and incorporated herein by reference. In addition, QIP, Phoenix Holdings, Winston LLC and Winston LDC were issued Common Stock Purchase Warrants substantially in the forms attached hereto as Exhibit J, K, L and M, respectively, each of which is also incorporated herein by reference.

               From time to time, each of the Reporting Persons and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, the Reporting Persons and/or the SFM
Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed herein, the Reporting Persons and the SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               A. Power of Attorney, dated as of January 1, 1997, granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney, dated as of January 1, 1997, granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Michael C. Neus.

               C. Joint Filing Agreement, dated as of January 1, 1997, by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Phoenix Holdings, Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisory, Chatterjee Management and Dr. Chatterjee.

               D. Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

               E. Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz.

               F. Power of Attorney, dated October 25, 1996, granted by Winston LDC in favor of Mr. Peter Hurwitz.

               G. Securities Purchase Agreement dated July 31, 1996 among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit
10.15 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 33-10875) and incorporated herein by reference).

               H. Securityholders Agreement dated July 31, 1996 by and among the Issuer, K. Paul Singh, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit 10.10 to the Issuer's Form S-1 Registration No. 33-10875) and incorporated herein by reference).

                                                             Page 26 of 84 Pages

               I. Registration Rights Agreement dated July 31, 1996 by and among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit
10.11 to the Issuer's Form S-1 (Registration No. 33-10875) and incorporated herein by reference).

               J. Form of the Common Stock Purchase Warrant issued to QIP.

               K. Form of the Common Stock Purchase Warrant issued to Phoenix Holdings.

               L. Form of the Common Stock  Purchase  Warrant  issued to Winston
LLC.

               M. Form of the Common Stock  Purchase  Warrant  issued to Winston
LDC.

                                                             Page 27 of 84 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997                  QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By: QIH Management, Inc.,
                                            its General Partner


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President

                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 28 of 84 Pages


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, L.L.C.

                                        By:  George Soros,
                                             its Manager


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                                             Page 29 of 84 Pages

                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LDC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  ----------------------------
                                                  Peter Hurwitz
                                                  Manager

                                        CHATTERJEE ADVISORS LLC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                               Manager


                                        CHATTERJEE MANAGEMENT COMPANY


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 30 of 84 Pages

                                     ANNEX A

            DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC



Name/Title/Citizenship        Principal Occuption           Business Address
----------------------        -------------------           ----------------

Curacao Corporation Company   Managing Director of          Kaya Flamboyan 9
N.V.                          Netherlands Antilles          Willemstad Curacao,
  Managing Director           corporation                   Netherlands Antilles
  Netherlands Antilles

Inter Caribbean Services Ltd  Administrative services       Citco Building
  Secretary                                                 Wickhams Cay
  British Virgin Islands)                                   Road Town
                                                            Tortola
                                                            British Virgin
                                                              Islands

                                                             Page 31 of 84 Pages

                                     ANNEX B


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                         Scott K. H. Bessent
                         Walter Burlock
                         Jeffrey L. Feinberg
                         Arminio Fraga
                         Gary Gladstein
                         Robert K. Jermain
                         David N. Kowitz
                         Alexander C. McAree
                         Paul McNulty
                         Gabriel S. Nechamkin
                         Steven Okin
                         Dale Precoda
                         Lief D. Rosenblatt
                         Mark D. Sonnino
                         Filiberto H. Verticelli
                         Sean C. Warren

Each of the above listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c\o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 32 of 84 Pages

                                INDEX OF EXHIBITS

                                                                            PAGE
                                                                            ----

A.   Power of Attorney, dated as of January 1, 1997, granted
     by Mr.  George  Soros  in  favor  of Mr.  Sean  C.
     Warren and Michael C. Neus............................................. 31

B.   Power of Attorney,  dated as of January 1, 1997, granted
     by Mr. Stanley  Druckenmiller in favor of Mr. Sean
     C. Warren and Michael C. Neus.......................................... 32

C.   Joint  Filing  Agreement, dated as of January 1,
     1997, by and among QIP, QIHMI, QIH Management, SFM
     LLC, Mr. Soros,  Mr.  Druckenmiller,  Winston LDC,
     Winston  LLC,  Chatterjee   Advisory,   Chatterjee
     Management and Dr. Chatterjee...........................................33

D.   Power of Attorney,  dated May 23, 1996, granted by
     QIP in  favor  of Mr.  Gary  Gladstein,  Mr.  Sean
     Warren and Mr. Michael Neus.............................................36

E.   Power of Attorney,  dated May 31, 1995, granted by
     Dr.    Chatterjee    in   favor   of   Mr.   Peter
     Hurwitz................................................................ 37

F.   Power of Attorney, dated October 25, 1996, granted
     by Winston  Partners II LDC in favor of Mr.  Peter
     Hurwitz................................................................ 38

J.   Form of the Common Stock  Purchase  Warrant issued
     to QIP..................................................................39

K.   Form of the Common Stock  Purchase  Warrant issued
     to S-C Phoenix Holdings, L.L.C..........................................50

L.   Form of the Common Stock  Purchase  Warrant issued
     to Winston Partners LLC......................................... .......61

M.   Form of the Common Stock  Purchase  Warrant issued
     to Winston Partners LDC.......................................... ......72